Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF OCTOBER 31  2011

DATE, TIME AND PLACE:    On October  31  2011, at 2:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:	Roberto Egydio Setubal – Vice President.

QUORUM:	Majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The meeting having been called to order, the account statements for the period from January to September 2011 were examined, unqualified opinions being issued by the Fiscal Council and by the Independent Auditors;

Authorized their publication, through delivery to the CVM – Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – The New York Stock Exchange (USA), CNV - National Securities Commission and BCBA – The Buenos Aires Stock Exchange (Argentina).

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, October 31 2011. (signed) Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and  Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer